EXHIBIT 99.1

Skylight Health Group to Present at The Benchmark Company’s Discovery One on One Virtual Video Investor Conference

TORONTO, Nov. 29, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care group in the United States, will be presenting at the Benchmark Company’s Discovery One on One Virtual Video Investor Conference. The conference is being held on December 2, 2021.

About The Benchmark Company & Discovery One on One Virtual Video Investor Conference 2021

The Benchmark Company, LLC is a diversified financial services firm that offers a full suite of investment banking and institutional brokerage services. We were founded in 1988 and headquartered in New York City with offices in San Francisco, Boston, and Milwaukee. Our focus is fostering the long-term success of our corporate clients through raising capital, providing strategic advisory services, generating insightful and actionable research, and developing institutional sponsorship by leveraging the firm’s sales, trading, and equity research capabilities.

Benchmark’s Discovery One on One Virtual Video Investor Conference will be showcasing dynamic publicly traded micro-cap companies in an intimate conference setting.

To register for the conference please contact:
Vince Curatola – Director of Corporate Marketing Services
414-405-3326 or vcuratola@benchmarkcompany.com

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.